Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK
The following description summarizes the terms of our capital stock, our amended and restated articles of incorporation and our amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated articles of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus is part.
General
Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
Voting rights
Holders of our common stock are entitled to one vote for each share for the election of directors and on all other matters submitted to a vote of shareholders, and do not have cumulative voting rights in the election of directors. Whenever corporate action is to be taken by vote of the shareholders, it becomes authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders present in person or by proxy and entitled to vote on the matter, unless the question is one upon which by express provisions of an applicable law or of the amended and restated articles of incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question.

Directors are elected under a majority voting standard as opposed to a plurality voting standard. Each director shall be elected by the vote of the majority of the votes cast with respect to such director’s election at any meeting of the shareholders called for the purpose of the election of directors at which a quorum is present, provided that if as of a date that is 10 days in advance of the date the Company files its definitive proxy statement with the Securities and Exchange Commission, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of votes cast by the shares entitled to vote in the election. For these purposes, a “majority of the votes cast” means that the number of shares voted “for” a director must exceed the number of votes “against” with respect to that director.

The shareholders present at a meeting of shareholders in person or by proxy, entitled to cast at least a majority of the votes that all shareholders are entitled to cast on any particular matter to be acted upon at the meeting, shall constitute a quorum for the purposes of consideration of, and action on, such matter.

Dividend rights
Subject to the preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the board of directors.
Rights upon liquidation
In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.
Other rights and preferences
Holders of our common stock have no preemptive, subscription, conversion, redemption or sinking fund rights. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.
Listing
Our common stock is listed on The NASDAQ Global Select Market under the trading symbol “FIVE.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare. Its address is 250 Royall Street

Exhibit 4.2

Canton, MA 02021, and its telephone number is 800-368-5948.
Blank Check Preferred Stock
Our board of directors has the authority, without further action by the shareholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Accordingly, our board of directors, without shareholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, may adversely affect the voting and other rights of the holders of our common stock, and could have the effect of delaying, deferring or preventing a change of control of Five Below or other corporate action. See “-Anti-Takeover Effects of Certain Provisions of Pennsylvania Law and our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws.” At present, there are currently no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.
Anti-Takeover Effects of Certain Provisions of Pennsylvania Law and our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws
Our amended and restated articles of incorporation and our amended and restated bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and could make it more difficult to acquire control of us by means of a tender offer, open market purchases, a proxy contest or otherwise. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our board of directors the power to discourage acquisitions that some shareholders may favor.
No Cumulative Voting
Our only issued and outstanding shares of capital stock are common stock. Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. Our amended and restated articles of incorporation do not allow for cumulative voting in the election of directors, therefore shareholders holding a majority of the outstanding capital stock entitled to vote will be able to elect all of our directors.
Special Shareholders’ Meetings and Right to Act by Written Consent
According to our amended and restated bylaws, our shareholders are not permitted to call, or to require that the board of directors call, a special meeting of shareholders. Rather, a special meeting of shareholders may only be called by the chairman of our board of directors or our Chief Executive Officer or upon a resolution adopted by a majority of our entire board of directors. In addition, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by us.
Our amended and restated bylaws prohibit shareholder action without a meeting through the execution of a written consent or consents thereto by the shareholders, and therefore, any action of shareholders may be taken only at a meeting of the shareholders.

Amendment of Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws
Our amended and restated articles of incorporation and amended and restated bylaws each provide that, unless previously approved by our board of directors, the affirmative vote of at least 80% of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to amend or repeal certain provisions of our amended and restated articles of incorporation or amended and restated bylaws. Any amendment to or repeal of certain provisions of our amended and restated articles of incorporation or amended and restated bylaws approved by our board of directors would require the affirmative vote of a majority of the voting power of all of our outstanding capital stock entitled to vote on such amendment or repeal.

Exhibit 4.2

These provisions may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management or Five Below, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.
Classified Board; Removal of Directors; Size of Board
Pursuant to our amended and restated articles of incorporation and amended and restated bylaws, directors are divided into three classes, whose members serve staggered three-year terms. Because our shareholders do not have cumulative voting rights, our shareholders holding a majority of the outstanding capital stock entitled to vote are able to elect all of our directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for shareholders to replace a majority of the directors on a classified board.
Our amended and restated articles of incorporation and amended and restated bylaws provide that, subject to the rights of holders of any preferred stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least 80% of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. In addition, the Board may declare vacant the office of a director who has been judicially declared of unsound mind or who has been convicted of an offense punishable by imprisonment for a term of more than one year, or if, within one hundred twenty days after notice of election, the director does not accept such office either in writing or by attending a meeting of the Board.
In addition, our amended and restated articles of incorporation and amended and restated bylaws provide that the number of directors on our board will consist of a number of directors, not less than three nor more than eleven, to be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in the number of directors may be filled by the affirmative vote of the directors then in office. Further, any vacancies on our board of directors resulting from death, resignation, or removal from office will also be filled solely by the vote of our remaining directors. Any director elected in accordance with the preceding sentence shall be a director of the same class as the director whose vacancy he or she fills and shall hold office until the next annual meeting of shareholders, and until such director’s successor shall have been duly elected and qualified.
Undesignated Preferred Stock
Our amended and restated articles of incorporation authorize undesignated preferred stock, which makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of Five Below. This may have the effect of deterring hostile takeovers or delaying changes in control or management of Five Below.

Authorized but Unissued Shares
The authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations imposed by The Nasdaq Stock Market LLC. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult, or discourage an attempt, to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Procedures for Shareholder Nominations and Proposals
Our amended and restated bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof. The advance notice provisions in our amended and restated bylaws could have the effect of delaying shareholder actions that are favored by the holders of a majority of our outstanding voting securities until the next shareholder meeting or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Exhibit 4.2

Pennsylvania Anti-Takeover Laws
Pursuant to our amended and restated articles of incorporation, we have expressly elected not to be governed by a number of anti-takeover statutes available under Pennsylvania law. We are, however, subject to the following anti-takeover provisions under Pennsylvania law:

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Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law, or the PBCL, prohibits a “business combination” with an “interested shareholder,” which means a person who (a) is the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes entitled to be cast for the election of directors of a corporation or (b) who is an affiliate or associate of such corporation and was the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes at any time within the five-year period immediately prior to the date in question, unless this business combination or the acquisition by the shareholder or group of shareholders of at least 20% of the voting power of the corporation is approved in advance by our board of directors or approved by a certain majority of those shareholders who are not interested shareholders nor affiliates or associates thereof. This provision may discourage open market purchases of our stock or a non-negotiated tender or exchange offer for our stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction.

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Pursuant to Section 1715 of the PBCL, our directors are not required to regard the interests of any particular group, including those of the shareholders, as being dominant or controlling in considering our best interests. The directors may consider, to the extent they deem appropriate, such factors as:

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the effects of any action upon any group affected by such action, including our shareholders, employees, suppliers, customers and creditors, and communities in which we have stores, offices or other establishments;

•	our short-term and long-term interests, including benefits that may accrue to us from our long-term plans and the possibility that these interests may be best served by our continued independence;

•	the resources, intent and conduct of any person seeking to acquire control of us; and

•	all other pertinent factors.

Section 1715 further provides that any act of our board of directors, a committee of the board or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of our disinterested directors have assented will be presumed to satisfy the standard of care set forth in the PBCL, unless it is proven by clear and convincing evidence that our disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of Section 1715, our directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.
Indemnification and Limitation of Directors and Limitation of Liability
Pennsylvania Business Corporation Law
Sections 1741 through 1750 of Subchapter D, Chapter 17, of the PBCL, contain provisions for mandatory and discretionary indemnification of a corporation’s directors, officers and other personnel, and related matters. As described below, we intend to indemnify our directors, officers and other such personnel to the fullest extent permitted by the PBCL.
Amended and Restated Bylaws
Our amended and restated bylaws provide that we may indemnify our directors and officers for monetary damages for any action taken or failure to take any action, unless such director or officer has breached or failed to perform the duties of his or her office under the PBCL, our amended and restated bylaws or our amended and restated articles of incorporation; and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.
In addition, our amended and restated bylaws provide that we shall indemnify our directors and officers for expenses, attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she has acted in good faith and in a manner he or she believed to be in our best interest, or in the case of a criminal proceeding, that he or she had no reasonable cause to believe his or her conduct was unlawful. Such indemnification as to expenses, including attorneys’ fees, is mandatory to the extent the individual is successful

Exhibit 4.2

on the merits or otherwise in defense of the matter or in defense of any claim, issue or matter therein. Our amended and restated bylaws provide, however, in the case of an action or suit by or in the right of Five Below, that we will not indemnify a director or officer with respect to a matter in which such person has been adjudged to be liable in the performance of his or her duties to us, unless a court of common pleas determines that such person is fairly and reasonably entitled to indemnification. Our amended and restated bylaws also provide that we may advance expenses to any director or officer upon our receipt of an undertaking by the director or officer to repay those amounts if it is finally determined that he or she is not entitled to indemnification.
Pursuant to our amended and restated bylaws, we have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of Five Below or an employee or agent of Five Below, against any liability asserted against such person and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not we would have the power to indemnify him or her against that liability. Accordingly, we maintain directors’ and officers’ liability insurance to provide directors and officers with insurance coverage for losses, including those that arise from claims based on breaches of duty, negligence, error and other wrongful acts and for violations with respect to the Securities Act.
Indemnification Agreements
We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Pennsylvania law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.